São Paulo, April 10, 2008

RECEIVED Ref.CT/FR/009/2008

2008 APR 16 P 2:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

08001815

SUPPL

Re: CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
Nr. CUSIP nr. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nr CUSIP nr. 20441Q206 (Preferred)
SEC F-6 File Nr.: 333-10806
Exemption # **82-04980**

Gentleman/Madam:

We are enclosing copies of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista Minutes of the 174 Board of Directors Meeting and Notice to Shareholders we released on April 9, 2008 in Brazil for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchanges Act of 1934.

Sincerely yours,

PROCESSED
APR 21 2008 E
THOMSON
FINANCIAL

Gabriela Las Casas Sanches
Investor Relations

4/17

Enclosure: as above mentioned

Copy to: Erika Dias and Juliana Dager
The Bank of New York Mellon Depositary Receipts

COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA
Rua Casa do Ator, 1155
Cep: 04546-004 - São Paulo - SP - Brasil
T: + 55 (11) 31387000 - F: + 55 (11) 31387009
www.isacteep.com.br

CTEEP - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA
A PUBLICLY-HELD COMPANY - CNPJ 02,998,611/0001- 04

NOTICE TO SHAREHOLDERS

The Board of Directors, in a meeting held on April 9, 2008, approved the distribution of dividends.

The payment will begin on April 18, 2008, at the rate of R$ 0.448806 per share.

In Brazil the shares traded until April 10, 2008 get the right to receive this dividends.

For further information please contact:

Investor Relations
Rua Casa do Ator, 1.155 - 10º andar - São Paulo – SP - Brazil
Telephones: 5511.3138.7215 - Fax: 5511.3151.5744
E-mail: ri@cteep.com.br

São Paulo, April 9, 2008

Eduardo Feldmann Costa
Chief Financial Officer

CTEEP – COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA
Companhia Aberta
CNPJ/MF 02.998.611/0001-04
NIRE 35300170571

EXTRACT FROM THE MINUTES OF THE ONE HUNDRED AND SEVENTY-FOUR MEETING OF THE BOARD OF DIRECTORS

On the 9th (ninth) day of the month of April 2008, at 12:00 p.m. Brazilian time, pursuant to its convening by the Chairman, and in the form of an extraordinary meeting, in accordance with Article 21 of the Company's Bylaws, the Board of Directors of CTEEP – Companhia de Transmissão de Energia Elétrica Paulista met through electronic communication according to the 2nd and 3rd paragraphs of Article 21 of the Company Bylaws, in the presence of the directors as named and signed below. Luis Fernando Alarcón, chairman of the Board of Directors submitted to the appreciation of the meeting the only item on the agenda,**"Credit of Intermediary Dividends"**. Following the discussion of this item, all Board of Directors members **approved** the credit of intermediary dividends to the Company's shareholders on April 9, 2008, ex-right in Brazil at April 11, 2008, at a total amount of R$67,000,018.97 to be paid on April 18, 2008. The floor being offered to the members of the meeting and no further issues being raised, the Chairman declared the meeting closed, these minutes of the Meeting of the Board of Directors being duly drafted. The said minutes having been read and found correct, were approved and signed by the Secretary and by the Directors present. Luis Fernando Alarcón Mantilla - Chairman, Fernando Augusto Rojas Pinto - Vice-Chairman, César Augusto Ramírez Rojas, Fernando Maida Dall´Acqua, Guido Alberto Nule Amin, Isaac Yanovich Farbaiarz, Luisa Fernanda Lafaurie Rivera, Orlando José Cabrales Martinez and Sinval Zaidan Gama.

Maria Ignez Mendes de Vinhaes da Costa
Secretary

COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA
Rua Casa do Ator, 1155
Cep: 04546-004 - São Paulo - SP - Brasil
T: + 55 (11) 31387000 - F: + 55 (11) 31387009
www.isacteep.com.br

END